FORM 8-A/A
                            AMENDMENT NO. 1

                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                           ROGERS CORPORATION
______________________________________________________________________
         (Exact name of registrant as specified in its charter)



      Massachusetts                              06-0513860
--------------------------           ---------------------------------
  (State of incorporation            (IRS Employer Identification No.)
      or organization)

P.O. Box 188, One Technology Drive, Rogers, Connecticut     06263-0188
-------------------------------------------------------     ----------
       (Address of principal executive offices)             (Zip Code)


    Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered
     -------------------                ------------------------------

Rights to purchase capital stock,          American Stock Exchange
$1.00 par value                            Pacific Stock Exchange




   Securities to be registered pursuant to Section 12(g) of the Act:


                                  None
______________________________________________________________________
                            (Title of class)


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                           - 2 -

Item 1.  Description of Registrant's Securities to be Registered.

     On February 25, 1997 the Board of Directors of Rogers
Corporation (the "Company") declared a dividend distribution of one share purchase right (a "Right") for each outstanding share of capital stock, $1.00 par value
(the "Common Shares"), of the Company. The distribution is payable to the stockholders of record on March 31, 1997
(the "Record Date"). One Right will also be issued with each Common Share that becomes outstanding between March
31, 1997 and the earlier of the Distribution Date (as such term is defined below) or the redemption, exchange or expiration of the Rights. Each Right entitles the registered holder to purchase from the Company one Common
Share at a price of $120 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, as amended by Amendment No.1 and Amendment No. 2 (the "Rights
Agreement"), between the Company and Fleet National Bank, as Rights Agent and Registrar and Transfer Company as successor Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of the then outstanding Common Shares or (ii)
10 days following the commencement or announcement of an intention by any person to make a tender offer or exchange offer if, upon consummation thereof, such person would be the beneficial owner of 20% or more of such outstanding
Common Shares, (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of a Summary of Rights attached thereto. An
Acquiring Person does not include (i) the Company, its subsidiaries, any employee benefit or stock ownership plan of the Company or any of its subsidiaries, or any entity holding Common Shares for or pursuant to the terms of any such plan or (ii) any person or group that becomes the beneficial owner of 20% or more of the outstanding Common
Shares solely as the result of acquisition of Common Shares by the Company, unless such person or group thereafter acquires additional Common Shares.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notification or a copy of a Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Shares being transferred.
As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right
Certificates") will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

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                           - 3 -

     The Rights are not exercisable until the Distribution
Date.  The Rights will expire on March 30, 2007 (the "Final
Expiration Date"), unless earlier redeemed or exchanged by the Company as described below. In addition, the Board of Directors of the Company may, at its option, at any time prior to the Close of Business on the Final Expiration Date and prior to such time as the Rights are no longer redeemable by the Board, supplement or amend the Rights
Agreement, without approval of the holders of any Rights or the Rights Agent, to extend or shorten the period during which the Rights may be redeemed. No Rights may be exercised during such time as they may be redeemed as provided in the Rights Agreement.

     The Purchase Price payable, and the number of Common
Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to all holders of the Common Shares of certain rights, options or warrants to subscribe for or purchase Common
Shares or convertible securities at less than the then current market price of the Common Shares or (iii) upon the distribution to all holders of the Common Shares of evidences of indebtedness, assets, cash (excluding the first regular periodic cash dividend paid after the date of the Rights Agreement and subsequent regular periodic cash dividends at a rate not in excess of 200% of the rate of the last regular periodic cash dividend paid theretofore), stock (other than dividends payable in Common Shares) or of subscription rights, options or warrants (other than those referred to above).

     In the event that after the Distribution Date the Company should consolidate or merge with and into any other person and the Company is not the surviving company, or, if the Company should be the surviving company, all or part of the Company's Common Shares are changed or exchanged for securities of any other person or if 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price. In the event that any person becomes an Acquiring Person or any Acquiring Person or any affiliate or associate of any Acquiring Person enters into a merger, combination or certain other defined transactions with the Company, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person or any affiliate or associate of an Acquiring Person (which will thereafter be null and void), will thereafter have the right to receive upon the exercise thereof at the then current Purchase Price, that number of Common Shares which at such time will have a market value of two times the Purchase Price.

     At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common
Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

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                           - 4 -

     With certain exceptions, no adjustment in the Purchase
Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and in lieu thereof, an adjustment in cash may be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

     At any time prior to the earlier of (i) 10 days following the date that a person or group of affiliated or associated persons becomes an Acquiring Person (subject to extension by the Board of Directors of the Company) or (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price").
Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Prior to the Distribution Date, the terms of the Rights Agreement may be amended by the Board of Directors of the Company without the consent of the holders of the Rights or holders of the Common Shares. From and after the Distribution Date, the terms of the Rights Agreement may be amended by the Company without the consent of the holders of the Rights or holders of the Common Shares in any manner which the Company may deem necessary or desirable so long as such supplement or amendment does not adversely affect the interest of Rights holders (other than the Acquiring
Person or any associate or affiliate), and provided that such supplement or amendment may not lengthen the period for redemption of the Rights if the Rights are not still redeemable. In no case shall any amendment or supplement at any time change the Redemption Price, Final Expiration
Date, Purchase Price or the number of Common Shares for which a Right is then exercisable.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     A copy of the Rights Agreement is attached hereto as an exhibit and is incorporated herein by reference. A copy of Amendment No. 1, which amends Section 21 of the Rights
Agreement, is attached hereto as an exhibit and incorporated herein by reference. Fleet National Bank resigned as Rights Agent effective at midnight on July 6, 1997. A copy of Amendment No. 2, which amends those portions of the Rights Agreement affected by the appointment by the Company of Registrar and Transfer
Company as successor Rights Agent to Fleet National Bank under the Rights Agreement, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.

Item 2.  Exhibits.

         Listed below are all exhibits filed as part of this Amendment.

         Exhibit No.          Description

              1               Rights Agreement which
                              includes the form of Right
                              Certificate (and forms of
                              assignment and election to
                              purchase relating thereto) as
                              Exhibit A and the Summary of
                              Rights to Purchase Common
                              Shares as Exhibit B
                              (Incorporated by reference to
                              Exhibit 1 to the Company's
                              Registration Statement on
                              Form 8-A (No. 001-04347)
                              filed on March 25, 1997)

              2               Amendment No. 1, dated
                              June 19, 1997, to the Rights
                              Agreement

              3               Amendment No. 2, dated
                              July 7, 1997, to the Rights
                              Agreement


                         SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   ROGERS CORPORATION


Date:  July 21, 1997               By /s/ Robert M.Soffer
                                   Name: Robert M. Soffer
                                   Title:   Treasurer

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                            -6-

                       EXHIBIT INDEX

     Exhibit No.              Description

          2                   Amendment No. 1 to Rights Agreement

          3                   Amendment No. 2 to Rights Agreement

                                              EXHIBIT NO. 2


          AMENDMENT NO. 1 TO THE RIGHTS AGREEMENT
           DATED AS OF FEBRUARY 25, 1997 BETWEEN
        ROGERS CORPORATION AND FLEET NATIONAL BANK



     Pursuant to Section 27 of the Rights Agreement dated as of February 25, 1997 (the "Rights Agreement") between
Rogers Corporation and Fleet National Bank, as Rights
Agent, the parties hereby amend Section 21 of the Rights
Agreement to read in its entirety as follows:

     "Section 21.  Change of Rights Agent.  The Rights
Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 10 days' notice in writing mailed by registered or certified mail or delivered by hand or by recognized overnight delivery service to the Company and to each transfer agent of the Common Shares, and to the holders of the Right
Certificates by first-class mail; provided, however, that if the Company or a successor Rights Agent mails notice to the holders of the Right Certificates by first-class mail of the appointment of a successor Rights Agent, then the predecessor Rights Agent shall not be required to mail any notice to the holders of the Right Certificates. The
Company may remove the Rights Agent or any successor Rights
Agent upon 10 days' notice in writing, mailed by registered or certified mail or delivered by hand or by recognized overnight delivery service to the Rights Agent or successor
Rights Agent, as the case may be, and to each transfer agent of the Common Shares, and to the holders of the Right
Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right
Certificate (who shall, with such notice, submit his or her Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or any State of the United States, in good standing, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the

                          1 of 2
predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing by first-class mail to the registered holders of the Right
Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be."


     IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 as of June 19, 1997.


                                   ROGERS CORPORATION

                                   By:  /s/ Robert M. Soffer
                                   Name:  Robert M. Soffer
                                   Title:    Treasurer



                                   FLEET NATIONAL BANK

                                   By:  /s/ Rosemarie Pavao
                                   Name:  Rosemarie Pavao
                                   Title:    Vice President



                          2 of 2

                                              EXHIBIT NO. 3

           APPOINTMENT OF SUCCESSOR RIGHTS AGENT
                            AND
            AMENDMENT NO. 2 TO RIGHTS AGREEMENT

     WHEREAS, as of February 25, 1997, Rogers Corporation
(the "Company") and Fleet National Bank (the "Bank") entered into a certain Rights Agreement (as amended, the "Agreement") providing, subject to the terms and conditions therein, for the Bank to be Rights Agent, as defined in the Agreement;

     WHEREAS, as of June 19, 1997, the parties entered into Amendment No. 1 to the Agreement;

     WHEREAS, in accordance with the Agreement, on June 19, 1997, the Bank notified the Company that it resigns as Rights Agent effective as of midnight on July 6, 1997;

     WHEREAS, in accordance with the Agreement, the Company hereby appoints Registrar and Transfer Company as successor
Rights Agent effective July 7, 1997;

     NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows.
Unless otherwise defined herein, capitalized terms used herein which are defined in the Agreement shall have the same meanings herein as in the Agreement.

1. Paragraph one of the Agreement is hereby amended to read in its entirety as follows:

     "This Agreement, dated as of February 25, 1997, as amended June 19, 1997 and July 7, 1997 (the
     "Agreement"), between Rogers Corporation, a
     Massachusetts corporation (the "Company"), and
     Registrar and Transfer Company, a New Jersey corporation (the "Rights Agent")."

2. Section 3(c) of the Agreement is hereby amended to read in its entirety as follows:

     "(c) Rights shall be issued in respect of all Common
     Shares which are issued after the Record Date but prior to the earlier of the Distribution Date, an Expiration Date or the Final Expiration Date.
     Certificates for Common Shares issued after the Record
     Date but prior to the earlier of the Distribution Date or an Expiration Date or the Final Expiration Date (as such terms are defined in Section 7 hereof) shall have impressed on, printed on, written on or otherwise affixed to them substantially the following legend:


          This certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement between Rogers Corporation and Registrar and Transfer Company, dated as of February 25, 1997, as amended June 19, 1997 and
          July 7, 1997 (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of Rogers
          Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. Rogers Corporation will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances, Rights owned by an Acquiring Person or any Affiliate or Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) may become null and void.

     With respect to such certificates containing the foregoing legend, until the Distribution Date, the Rights associated with the Common Shares represented by such certificates shall be evidenced by such certificates alone, and the surrender for transfer of any such certificate shall also constitute the transfer of the Rights associated with the Common
     Shares represented thereby."

3. Section 26 of the Agreement is hereby amended to read in its entirety as follows:

     "Section 26.   Notices.  Notices or demands authorized
     by this Agreement to be given or made by the Rights
     Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, or delivered by hand or by recognized overnight delivery service, delivery charges prepaid, addressed (until another address is filed in writing with the Rights
     Agent) as follows:

                    Rogers Corporation
                    One Technology Drive
                    P.O. Box 188
                    Rogers, CT  06263-0188

                    Attention:  Treasurer

     Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, or delivered by hand or by recognized overnight delivery service, delivery charges prepaid, addressed (until another address is filed in writing with the Company) as follows:

                    Registrar and Transfer Company
                    10 Commerce Drive
                    Cranford, NJ 07016-3572

                    Attention:  Senior Operations Officer

     Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Rights Agent."

4. Paragraph one and the final paragraph of Exhibit A to the Agreement are hereby amended to read in their entirety, respectively, as follows:

          "This certifies that                     , or
     registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Rights Agreement dated as of February 25, 1997, as amended June 19, 1997 and July 7, 1997 (the "Rights Agreement"), between Rogers Corporation, a Massachusetts corporation (the "Company"), and Registrar and Transfer Company (the "Rights Agent"), to purchase from the Company at any time after the Distribution
     Date (as such term is defined in the Rights Agreement) and prior to 5:00 P.M. Eastern time on March 30, 2007, at the office of the Rights Agent, or its successors as Rights Agent, designated for such purpose, one fully paid, nonassessable share of the Capital Stock
     (the "Common Shares") of the Company, at a purchase price of $120 per share (the "Purchase Price"), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase and related
     Certificate duly executed. The number of Rights evidenced by this Right Certificate (and the number of shares which may be purchased upon exercise thereof) and the Purchase Price set forth above, are the number and the Purchase Price as of March 31, 1997, based on the Common Shares as constituted at such date."

          "WITNESS the facsimile signature of the proper officers of the Company and its corporate seal. Dated as of ________________.

     ATTEST:                       ROGERS CORPORATION

     ________________________      By
     Name:                         Name:
     Title:                        Title:

     Countersigned:

     REGISTRAR AND TRANSFER COMPANY

     By __________________________________
          Authorized Signature"

5. Paragraph one of Exhibit B to the Agreement is hereby amended to read in its entirety as follows:

          "On February 25, 1997 the Board of Directors of
     Rogers Corporation (the "Company") declared a dividend distribution of one share purchase right (a "Right") for each outstanding share of capital stock, $1.00 par value (the "Common Shares"), of the Company. The distribution is payable to the stockholders of record on March 31, 1997 (the "Record Date"). One Right will also be issued with each Common Share that becomes outstanding between March 31, 1997 and the earlier of the Distribution Date (as such term is defined below) or the redemption, exchange or expiration of the Rights. Each Right entitles the registered holder to purchase from the Company one Common Share at a price of $120 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights
     Agreement") between the Company and Registrar and Transfer Company, as Rights Agent (the "Rights
     Agent")."

6. Any and all other references to "Fleet National Bank" contained in the Agreement or any Exhibits thereto are hereby deemed references to and amended to read
     "Registrar and Transfer Company."

7. In all other respects, the Agreement is ratified and affirmed.

8.   This Amendment No. 2 shall take effect on July 7, 1997.

9. If any term or provision of this Amendment No. 2 is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms or provisions of this Amendment
     No. 2 shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

10. This Amendment No. 2 shall be deemed to be a contract made under the internal substantive laws of the Commonwealth of Massachusetts and for all purposes shall be governed by and construed in accordance with the internal substantive laws of such State applicable to contracts to be made and performed entirely within such State.

11. This Amendment No. 2 may be executed in any number of counterparts and each such counterpart shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     IN WITNESS WHEREOF, the parties have caused this Amendment No. 2 to be executed by their duly authorized officers as of July 7, 1997.

                              ROGERS CORPORATION


                              By:  /s/ Robert M. Soffer
                              Name:  Robert M. Soffer
                              Title:  Treasurer

                              FLEET NATIONAL BANK


                              By:  /s/ Rosemarie Pavao
                              Name:  Rosemarie Pavao
                              Title: Vice President

     REGISTRAR AND TRANSFER COMPANY hereby accepts its appointment by the Company as Rights Agent under the Agreement and agrees to this Amendment No. 2 as heretofore set forth.

                              REGISTRAR AND TRANSFER COMPANY


                              By:  /s/ William P. Tatler
                              Name:  William P. Tatler
                              Title:  Vice President

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